                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                               WebMD Corporation
            ------------------------------------------------------
                               (Name of Issuer)

                   Common Stock, par value $.0001 per share
                  ------------------------------------------
                        (Title of Class of Securities)

                                   422209106
                                   ---------
                                (CUSIP Number)

                            Arthur M. Siskind, Esq.
                         The News Corporation Limited
                          1211 Avenue of the Americas
                           New York, New York  10036
                                (212) 852-7000
                              ------------------
                                With copies to:
                            Jeffrey W. Rubin, Esq.
                 Squadron, Ellenoff, Plesent & Sheinfeld, LLP
                               551 Fifth Avenue
                           New York, New York  10176
                                (212) 661-6500
                 (Name Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 29, 2000
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                             (Page 1 of 24 pages)

___________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

1    Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons

     The News Corporation Limited
--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group
                                                                (a)     []
                                                                (b)     []
--------------------------------------------------------------------------------
 3  SEC Use Only
--------------------------------------------------------------------------------
 4  Source of Funds
    WC, OO
--------------------------------------------------------------------------------
 5  Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Item 2(d) or 2(e)                                                   []
--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization
    South Australia, Australia
--------------------------------------------------------------------------------
Number of
Shares               7  Sole Voting Power
Beneficially            23,282,645/1/
Owned by            ------------------------------------------------------------
 Each
Reporting            8  Shared Voting Power
Person with             -0-
                    ------------------------------------------------------------
                     9  Sole Dispositive Power
                        23,282,645/1/
                    ------------------------------------------------------------
                    10  Shared Dispositive Power
                        -0-
--------------------------------------------------------------------------------
 11  Aggregate Amount Beneficially Owned by Each Reporting Person
     23,282,645/1/
--------------------------------------------------------------------------------
 12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
--------------------------------------------------------------------------------
 13  Percent of Class Represented by Amount in Row (11)
     6.1%/2/
--------------------------------------------------------------------------------
 14  Type of Reporting Person
     CO
--------------------------------------------------------------------------------


/1/ Consists of 2,000,000 shares of Common Stock, par value $.0001 per share ("Common Stock"), of Healtheon/WebMD Corporation ("Healtheon/WebMD") issued pursuant to the Purchase Agreement (as hereinafter defined) and 21,282,645 shares of Common Stock into which 155,951 shares of Series A Payment-in-Kind Preferred Stock, par value $.0001 per share ("Series A Preferred Stock") issued pursuant to the Purchase Agreement are convertible.


/2/ Calculated based on (i) 360,722,004 shares of Common Stock outstanding on November 7, 2000, and (ii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

- ------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    News America Incorporated/13-3249610
- ------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                (a)     []
                                                                (b)     []
- ------------------------------------------------------------------------------
3   SEC Use Only
- ------------------------------------------------------------------------------
4   Source of Funds
    WC, OO
- ------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                        []
- ------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
- ------------------------------------------------------------------------------
Number of                      7  Sole Voting Power
Shares                            23,282,645/1/
Beneficially                  --------------------------------------------------
Owned by
 Each                          8  Shared Voting Power
Reporting                         -0-
Person with                   --------------------------------------------------

                               9  Sole Dispositive Power
                                  23,282,645/1/
                              --------------------------------------------------

                               10  Shared Dispositive Power
                                   -0-
- ------------------------------------------------------------------------------

11  Aggregate Amount Beneficially Owned by Each Reporting Person
    23,282,645/1/
- ------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
- ------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    6.1%/2/
- ------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
- ------------------------------------------------------------------------------

/1/ Consists of 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement and 21,282,645 shares of Common Stock into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 360,722,004 shares of Common Stock outstanding on November 7, 2000, and (ii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

- ------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    K. Rupert Murdoch
- ------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                (a)     []
                                                                (b)     []
- ------------------------------------------------------------------------------
3   SEC Use Only
- ------------------------------------------------------------------------------
4   Source of Funds
    OO
- ------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                        []
- ------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    United States
- ------------------------------------------------------------------------------
Number of                      7    Sole Voting Power
Shares                              23,282,645/1/
Beneficially                  --------------------------------------------------
Owned by
Each                           8    Shared Voting Power
Reporting                           -0-
Person with                   --------------------------------------------------

                               9    Sole Dispositive Power
                                    23,282,645/1/
                              --------------------------------------------------

                               10   Shared Dispositive Power
                                    -0-
- ------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    23,282,645/1/
- ------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
- ------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    6.1%/2/
- ------------------------------------------------------------------------------
14  Type of Reporting Person
    IN
- ------------------------------------------------------------------------------

/1/ Consists of 2,000,000 shares of Common Stock issued pursuant to the Purchase Agreement and 21,282,645 shares of Common Stock into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 360,722,004 shares of Common Stock outstanding on November 7, 2000, and (ii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

- ------------------------------------------------------------------------------
1   Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
    Fox Entertainment Group, Inc.
- ------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                (a) []
                                                                (b) []
- ------------------------------------------------------------------------------
3   SEC Use Only
- ------------------------------------------------------------------------------
4   Source of Funds
    OO
- ------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                    []
- ------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
- ------------------------------------------------------------------------------
Number of                     7   Sole Voting Power
Shares                            14,400,049/1/
Beneficially                  --------------------------------------------------
Owned by
 Each                         8   Shared Voting Power
Reporting                         -0-
Person with                   --------------------------------------------------

                              9   Sole Dispositive Power
                                  14,400,049/1/
                              --------------------------------------------------

                              10  Shared Dispositive Power
                                  -0-
- ------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    14,400,049/1/
- ------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
- ------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    3.8%/2/
- ------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
- ------------------------------------------------------------------------------

/1/ Consists of 14,400,049 shares of Common Stock into which 101,850 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 360,722,004 shares of Common Stock outstanding on November 7, 2000, and (ii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

- ------------------------------------------------------------------------------

1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    Fox Broadcasting Company
- ------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                (a) []
                                                                (b) []
- ------------------------------------------------------------------------------
3   SEC Use Only
- ------------------------------------------------------------------------------
4   Source of Funds
    OO
- ------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                    []
- ------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
- ------------------------------------------------------------------------------
Number of                     7   Sole Voting Power
Shares                            9,176,794/1/
Beneficially                  --------------------------------------------------
Owned by
 Each                         8   Shared Voting Power
Reporting                         -0-
Person with                   -------------------------------------------------
                              9   Sole Dispositive Power
                                  9,176,794/1/
                              -------------------------------------------------

                              10  Shared Dispositive Power
                                  -0-
- ------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    9,176,794/1/
- ------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           []
- ------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    2.4%/2/
- ------------------------------------------------------------------------------
14  Type of Reporting Person
    CO
- ------------------------------------------------------------------------------

/1/ Consists of 9,176,794 shares of Common Stock into which 72,135 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 360,722,004 shares of Common Stock outstanding on November 7, 2000, and (ii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

- ------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    AHN/FIT Cable, LLC
- ------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                                (a) []
                                                                (b) []
- ------------------------------------------------------------------------------
3   SEC Use Only
- ------------------------------------------------------------------------------
4   Source of Funds
    OO
- ------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                                    []
- ------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
- ------------------------------------------------------------------------------
Number of                     7   Sole Voting Power
Shares                            5,014,320/1/
Beneficially                  -------------------------------------------------
Owned by
 Each                         8   Shared Voting Power
Reporting                         -0-
Person with                   -------------------------------------------------

                              9   Sole Dispositive Power
                                  5,014,320/1/
                              -------------------------------------------------

                              10  Shared Dispositive Power
                                  -0-
- ------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    5,014,320/1/
- ------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
- ------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    1.3%/2/
- ------------------------------------------------------------------------------
14  Type of Reporting Person
    OO
- ------------------------------------------------------------------------------

/1/ Consists of 5,014,320 shares of Common Stock into which 28,526 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 360,722,004 shares of Common Stock outstanding on November 7, 2000, and (ii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

- ------------------------------------------------------------------------------
1   Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons
    AHN/FIT Internet, LLC
- ------------------------------------------------------------------------------
2   Check the Appropriate Box if a Member of a Group
                                                        (a) []
                                                        (b) []
- ------------------------------------------------------------------------------
3   SEC Use Only
- ------------------------------------------------------------------------------
4   Source of Funds
    OO
- ------------------------------------------------------------------------------
5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item
    2(d) or 2(e)                                            []
- ------------------------------------------------------------------------------
6   Citizenship or Place of Organization
    Delaware, U.S.A.
- ------------------------------------------------------------------------------
Number of                     7    Sole Voting Power
Shares                             208,935/1/
Beneficially                  -------------------------------------------------
Owned by
Each                          8    Shared Voting Power
Reporting                          -0-
Person with                   -------------------------------------------------

                              9    Sole Dispositive Power
                                   208,935/1/
                              -------------------------------------------------

                              10   Shared Dispositive Power
                                   -0-
- ------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
    208,935/1/
- ------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares []
- ------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
    0.05%/2/
- ------------------------------------------------------------------------------
14  Type of Reporting Person
    OO
- ------------------------------------------------------------------------------


/1/ Consists of 208,935 shares of Common Stock into which 1,189 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

/2/ Calculated based on (i) 360,722,004 shares of Common Stock outstanding on November 7, 2000, and (ii) 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                               (Amendment No. 1)

       Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                               WEBMD CORPORATION


     This Amendment No. 1 (this "Amendment") to the Statement on Schedule 13D (the "Statement") relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of WebMD Corporation, a Delaware corporation, formerly known as Healtheon/WebMD Corporation (the "Issuer" or "WebMD"). This Amendment amends and supplements the Statement originally filed on February 4, 2000, with the Securities and Exchange Commission by The News Corporation Limited ("News Corporation"), News America Incorporated ("NAI"), K. Rupert Murdoch, Fox Entertainment Group, Inc. ("FEG"), Fox Broadcasting Company ("FBC"), AHN/FIT Cable, LLC ("AHN/FIT Cable") and AHN/FIT Internet, LLC ("AHN/FIT Internet" and collectively with News Corporation, NAI, Mr. Murdoch, FEG, FBC, AHN/FIT Cable and AHN/FIT Internet, the "Reporting Persons"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Statement.

Item 4.   Purpose of Transaction.
          Item 4 is amended and restated to read in its entirety as follows:

     The Reporting Persons acquired beneficial ownership of the securities for the purpose of investment. Pursuant to the Series A Certificate of Designations, the Reporting Persons may not transfer their interest in the Series A Preferred Stock, or in the Common Stock which they acquire upon conversion of the Series A Preferred Stock, except to controlled affiliates, until the third anniversary of the transaction date, or earlier under certain circumstances.

     On December 29, 2000, News Corporation and WebMD, for themselves and on behalf of certain of their respective affiliates, entered into a letter agreement (the "Letter Agreement") whereby the parties agreed, subject to certain conditions, to restructure their strategic relationship. Upon the consummation of the transactions contemplated by the Letter Agreement, among other things, (i) NAI, FBC, AHN/FIT Cable and AHN/FIT Internet will reconvey to WebMD the shares of Series A Preferred Stock held by them, and (ii) WebMD will issue to News Corporation, or its designee, a warrant (the "Warrant") for the purchase of up to 3,000,000 shares of Common Stock. The Letter Agreement contemplates that News Corporation and WebMD, or their respective affiliates, will enter into various definitive agreements with respect to the transactions contemplated thereby.

     Subject to the Letter Agreement, the Purchase Agreement and the other agreements referenced in Item 6 below, the Reporting Persons intend to continuously review their investment in WebMD, and may in the future determine to (i) acquire additional securities of WebMD through open market purchases, private agreements or otherwise, (ii) dispose of all or a portion of the securities of WebMD owned by them or (iii) take any other available course of action, which could involve one or more of the types of transactions or have one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4 or (iv) otherwise change their investment intent. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, WebMD's financial condition, business, operations and prospects, other developments concerning WebMD and the Internet business generally, other business opportunities available to the Reporting Persons, other developments with respect to the business of the Reporting Persons, general economic conditions and money and stock market conditions, including the market price of the securities of WebMD. See Item 6.

     Other than as described herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of WebMD or the disposition of securities of WebMD; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving WebMD or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of WebMD or any of its subsidiaries; (d) any change in the Board of Directors or management of WebMD, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of WebMD;
(e) any material change in the present capitalization or dividend policy of WebMD; (f) any other material change in WebMD's business or corporate structure;
(g) changes in WebMD's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of WebMD by any person; (h) a class of securities of WebMD being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of WebMD becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (j) any action similar to those enumerated above.

Item 5.   Interest in Securities of the Issuer.
          Item 5 is amended and restated to read in its entirety as follows:

     The Shares are currently held by the Reporting Persons as follows: (a) News Corporation is the beneficial owner of an aggregate of 23,282,645 shares of Common Stock, representing a 6.1% interest in WebMD, consisting of (i) 2,000,000 shares of Common Stock and 6,882,596 shares of Common Stock issuable upon the conversion of 50,433 shares of Series A Preferred Stock held by NAI (the "NAI Shares"), (ii) 9,176,794 shares of Common Stock issuable upon the conversion of 67,244 shares of Series A Preferred Stock held by FBC (the "FBC Shares"), (iii) 5,014,320 shares of Common Stock issuable upon the conversion of 36,743 shares of Series A Preferred Stock held by AHN/FIT Cable (the "AHN/FIT Cable Shares") and (iv) 208,935 shares of Common Stock issuable upon the conversion of 1,531 shares of Series A Preferred Stock held by AHN/FIT Internet (the "AHN/FIT Internet Shares"); (b) Mr. Murdoch may be deemed the beneficial owner of an aggregate of 23,282,645 shares of Common Stock of WebMD, representing a 6.1% interest in WebMD, consisting of the NAI Shares, the FBC Shares, the AHN/FIT Cable Shares and the AHN/FIT Internet Shares; (c) NAI is the beneficial owner of an aggregate of 23,282,645 shares of Common Stock, representing a 6.1% interest in WebMD, consisting of the NAI Shares, the FBC Shares, the AHN/FIT Cable Shares and the AHN/FIT Internet Shares; (d) FEG is the beneficial owner of an aggregate of 14,400,049 shares of Common Stock, representing a 3.8% interest in WebMD, consisting of the FBC Shares, the AHN/FIT Cable Shares and the AHN/FIT Internet Shares; (e) FBC is the beneficial owner of an aggregate of 9,176,794 shares of Common Stock, representing a 2.4% interest in WebMD, consisting of the FBC Shares; (f) AHN/FIT Cable is the beneficial owner of an aggregate of 5,014,320 shares of Common Stock, representing a 1.3% interest in WebMD, consisting of the AHN/FIT Cable Shares; and (g) AHN/FIT Internet is the beneficial owner of an aggregate of 208,935 shares of Common Stock, representing a 0.05% interest in WebMD, consisting of the AHN/FIT Internet Shares. For purposes of computing the percentage of beneficial ownership of the Reporting Persons, the total number of shares of Common Stock considered to be outstanding is 382,004,649./1/


     After the reconveyance of the Preferred Shares to WebMD and the issuance to the News Corporation, or its designee, of the Warrant, the Reporting Persons will, collectively, beneficially own an aggregate of 5,000,000 shares of Common Stock, representing a 1.3% interest in WebMD, consisting of the 2,000,000 shares of Common Stock held by NAI and the 3,000,000 shares of Common Stock underlying the Warrant to be issued upon consummation of the transactions contemplated by the Letter Agreement.

     Other than as stated above, no transactions were effected by the Reporting Persons in the Common Stock during the 60 days preceding the date hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Item 6 is amended and restated to read in its entirety as follows:

     The Series A Certificate of Designations prohibits the holders of the Series A Preferred Stock from transferring such shares, or any securities which such shares may be converted into until the first to occur of (i) one year after the consummation of a change of control of WebMD, as determined pursuant to the Series A Certificate of Designations, (ii) the liquidation, dissolution or winding up, whether voluntary or involuntary, of WebMD or (iii) January 26, 2003.

     According to the terms of the Amended and Restated Operating Agreement of The Health Network LLC, within 45 days of the fifth anniversary of the Purchase Agreement (i.e., January 26, 2005), AHN/FIT Cable has the right to put its 50% member interest to the other 50% member, WebMD Cable Corporation, and WebMD Cable Corporation has the right to call AHN/FIT Cable's 50% member interest therein, in either case the consideration for the transfer of such interest would be shares of common stock, up to 8,291,939 additional shares of Common Stock of WebMD. This put and call provision will terminate upon the consummation of the transactions contemplated by the Letter Agreement.

------------------------------
/1/ Calculated based on (i) 360,722,004 shares of Common Stock outstanding on November 7, 2000, and 21,282,645 shares of Common Stock deemed to be outstanding into which 155,951 shares of Series A Preferred Stock issued pursuant to the Purchase Agreement are convertible.

     According to the terms of the Operating Agreement of WebMD International LLC, IJV Holdings, Inc., a wholly-owned subsidiary of NAI, may, under certain circumstances, have the right, after the fifth anniversary of the Purchase Agreement (i.e., January 26, 2005) to put its 50% member interest to the other 50% member, HW International Holdings, Inc., a wholly-owned subsidiary of WebMD, for 2,000,000 additional shares of Common Stock of WebMD. This put provision will terminate upon the consummation of the transactions contemplated by the Letter Agreement.

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001

                                    THE NEWS CORPORATION LIMITED


                                    By:   /s/ Arthur M. Siskind
                                          --------------------------------
                                          Name:  Arthur M. Siskind
                                          Title: Executive Director

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001



                                                           *
                                             ---------------------------------
                                             K. Rupert Murdoch



* By: /s/ Arthur M. Siskind
     ____________________________
      Arthur M. Siskind
      Attorney-in-Fact

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001



                                    NEWS AMERICA INCORPORATED


                                    By:   /s/ Lawrence A. Jacobs
                                        ---------------------------
                                    Name:  Lawrence A. Jacobs
                                    Title: Senior Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001



                                    FOX ENTERTAINMENT GROUP, INC.


                                    By:   /s/ Lawrence A. Jacobs
                                          ----------------------------
                                     Name:  Lawrence A. Jacobs
                                     Title: Secretary

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001



                                    FOX BROADCASTING COMPANY


                                    By:   /s/ Paul Haggerty
                                         --------------------------------
                                    Name:  Paul Haggerty
                                    Title: Executive Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001



                                    AHN/FIT CABLE, LLC


                                    By:   /s/ Dan Fawcett
                                       ----------------------------------
                                     Name:  Dan Fawcett
                                     Title: Executive Vice President

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 8, 2001



                                    AHN/FIT INTERNET, LLC


                                    By:   /s/ Dan Fawcett
                                       ----------------------------------
                                     Name:  Dan Fawcett
                                     Title: Executive Vice President

Schedule 1 is hereby amended and restated to read in its entirety as follows:

Schedule 1
----------

     Directors, Executive Officers and Controlling Persons of the Reporting Persons.


                                                                                          Principal Business
                                                                                          or Organization in
                                                                                              Which Such
                                                                                            Employment is
Name                              Principal Occupation and Business Address                   Conducted
----                              -----------------------------------------                   ----------

K. Rupert Murdoch                 Chairman and Chief Executive of News Corporation;         News Corporation
                                  Director of News Publishing Australia Limited
                                  ("NPAL"); Director of News International, plc;
                                  Director of News Limited; Director of News America
                                  Incorporated ("NAI"); Director and Chairman of
                                  SGN; Director of Satellite Television Asian Region
                                  Limited ("STAR TV"); Director and Chairman of
                                  British Sky Broadcasting Group plc ("BSkyB");
                                  Director, Chairman and Chief Executive Officer of
                                  Fox Entertainment Group, Inc. ("FEG"); Director of
                                  Fox Family Worldwide, Inc. ("FFW"); Director of
                                  Philip Morris Companies Inc. ("Phillip Morris")
                                  1211 Avenue of the Americas
                                  New York, New York 10036

Geoffrey C. Bible                 Non Executive Director of News Corporation;               Philip Morris
                                  Chairman and Chief Executive Officer of Philip
                                  Morris; Director of New York Stock Exchange, Inc.
                                  120 Park Avenue
                                  New York, New York 10017

Chase Carey                       Executive Director and Co-Chief Operating Officer         News Corporation
                                  of News Corporation; Director, President and Chief
                                  Operating Officer of NAI; Director and Co-Chief
                                  Operating Officer of FEG; Chairman and Chief
                                  Executive Officer of Fox Television; Director,
                                  President and Chief Executive Officer of SGN;
                                  Director of STAR TV; Director of NDS Group plc



                          ("NDS") Director of FFW; Director of Gemstar;
                          Director of Gateway, Inc.; Director of  Colgate
                          University.
                          1211 Avenue of the Americas
                          New York, New York 10036

Paul Carlucci             Chairman and Chief Executive Officer of News              NAI
                          America Marketing Group; Director of NAI
                          1211 Avenue of the Americas
                          New York, NY 10036

Gareth C.C. Chang         Executive Director of News Corporation; Executive         STAR TV
                          Chairman of STAR TV; Director of Apple Computers
                          Inc.
                          8th Floor, One Harbourfront
                          18 Tak Fung Street
                          Hungham, Kanlan, Hong Kong

Peter Chernin             Executive Director, President and Chief Operating         News Corporation
                          Officer of News Corporation; Director, Chairman
                          and Chief Executive Officer of NAI; Director,
                          President and Chief Operating Officer of FEG;
                          Director of SGN; Director of Tickets.com, Inc.;
                          Director of E*TRADE Group, Inc.
                          10201 West Pico Boulevard
                          Los Angeles, CA 90035

Kenneth E. Cowley/1/      Non Executive Director of News Corporation;               News Corporation
                          Executive Director of Ansett Australia Holdings
                          Limited; Director of Commonwealth Bank of
                          Australia.
                          2 Holt Street
                          Sydney, New South Wales 2010
                          Australia

Christos Costakos         Director of FEG; President, Chief Executive               E*TRADE
                          Officer and a Director of E*TRADE; Director of
                          several technology companies, including Digital
                          Island, Inc., Critical Path Software Incorporated
                          and PlanetRx.com, Inc.
                          4500 Bohannon Drive
                          Menlo Park, California 94025



------------------------------------
/1/  Citizen of Australia


David F. DeVoe             Executive Director, Senior Executive Vice                 News Corporation
                           President and Chief Financial Officer and Finance
                           Director of News Corporation; Director and Senior
                           Executive Vice President of NAI; Director, Senior
                           Executive Vice President and Chief Financial
                           Officer of FEG; Director of STAR TV; Director of
                           BSkyB; Director and Acting Chief Financial Officer
                           of SGN; Director of NDS.
                           1211 Avenue of the Americas
                           New York, New York 10036

Anthea Disney              Executive Vice President of News Corporation;             News
                           Chairman and Chief Executive Officer of News
                           America Publishing Group; Director of NAI;
                           Director of CIT Group
                           1211 Avenue of the Americas
                           New York, NY 10036

Roderick I. Eddington/2/   Non Executive Director of News Corporation; Chief         British Airways
                           Executive of British Airways plc ("British
                           Airways")
                           c/o 2 Holt Street
                           Sydney, New South Wales 2010
                           Australia

Aatos Erkko/3/             Non Executive Director of News Corporation;               Sanoma
                           Chairman of Sanoma WSOY Group ("Sanoma"), a
                           privately owned media company in Finland.
                           P.O. Box 144
                           SF00101 Helsinki, Finland

Andrew S.B. Knight/4/      Non Executive Director of News Corporation;               News Corporation
                           c/o News International plc
                           1 Virginia Street
                           London E1 9XN England



-----------------------------------

/2/ Citizen of Australia
/3/ Citizen of Finland
/4/ Citizen of United Kingdom



Graham J. Kraehe/5/        Non Executive Director of News Corporation;               Southcorp Limited
                           Managing Director and Chief Executive Officer of
                           Southcorp Limited; Non Executive Director of
                           National Australia Bank Limited; Director of the
                           Business Council of Australia; President of the
                           German-Australian Chamber of Industry & Commerce;
                           Non Executive Director of Brambles Industries
                           Limited.
                           Level 5
                           469 La Trobe Street
                           Melbourne, Victoria 3000
                           Australia

James R. Murdoch           Executive Vice President of News Corporation;             STAR TV
                           Director of SGN; Director, Chairman and Chief
                           Executive Officer of STAR TV; Director of NDS;
                           Director of YankeeNets L.L.C.; Chairman of Rawkus
                           Entertainment LLP;
                           8th Floor, One Harbourfront
                           18 Tak Fung Street
                           Hunghom, Kowloon, Hong Kong

Lachlan K. Murdoch         Executive Director, Senior Executive Vice                 News Corporation
                           President and Deputy Chief Operating Officer of
                           News Corporation; Chairman and Director of
                           Queensland Press Limited; Director, Chairman, and
                           Chief Executive of News Limited; Director of NAI;
                           Director of SGN; Deputy Chairman of STAR TV;
                           Director of Beijing PDN Xinren Information
                           Technology Company Ltd; Director of One.tel
                           Limited; Director of FOXTEL Management Pty Ltd.;
                           Director of OmniSky Corporation
                           1211 Avenue of the Americas
                           New York, New York 10036



------------------------------------
/5/  Citizen of Australia



Thomas J. Perkins           Non Executive Director of News Corporation; Senior        Kleiner Perkins
                            Partner at Kleiner Perkins Caufield & Byers
                            ("Kleiner Perkins"); Director of Compaq Computer
                            Corporation;
                            4 Embarcadero Center
                            Suite 3520
                            San Francisco, CA 94111

Bert C. Roberts, Jr.        Non Executive Director of News Corporation;               MCI
                            Chairman of MCI Worldcom, Inc. ("MCI");
                            1801 Pennsylvania Avenue, N.W.
                            Washington, D.C. 20006

Jeff Shell                  President and Chief Executive Officer of Fox Cable        Fox Television
                            Networks; Chief Executive Officer of Fox Sports
                            Networks; President and Chief Executive Officer of
                            AHN/FIT Cable, LLC; President and Chief Executive
                            Officer of AHN/FIT Internet, LLC
                            1440 S. Sepulveda Boulevard
                            Los Angeles, California 90025

Stanley S. Shuman           Non Executive Director of News Corporation;               Allen & Company
                            Executive Vice President and Managing Director of
                            Allen & Company Incorporated ("Allen & Company");
                            Director of NAI; Director of Bayou Steel
                            Corporation; Director of Six Flags, Inc.; Director
                            of Western Multiplex Corporation;
                            711 Fifth Avenue
                            New York, New York 10176

Arthur M. Siskind           Executive Director, Senior Executive Vice                 News Corporation
                            President and Group General Counsel of News
                            Corporation; Director of BSkyB; Director and
                            Senior Executive Vice President of NAI; Director,
                            Senior Executive Vice President and General
                            Counsel of FEG; Director of STAR TV; Director and
                            Senior Executive Vice President of SGN; Director
                            of NDS
                            1211 Avenue of the Americas
                            New York, New York 10036


Laura D'Andrea Tyson         Director of FEG; Director of Eastman Kodak
                             Company, Exodus Communications, Inc., Human Genome
                             Sciences, Inc., Morgan Stanley Dean Witter & Co.,
                             SBC Communications, Inc. and VIASense, Inc.
                             c/o Haas School of Business
                             University of California, Berkeley
                             545 Student Services Building
                             Berkeley, California